                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)
                               (AMENDMENT NO. 1)*

                                 flightserv.com
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.04 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  339428 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Edward J. Hardin
                              Rogers & Hardin LLP
                   2700 International Tower, Peachtree Center
                           229 Peachtree Street, N.E.
                          Atlanta, Georgia 30303-1601
                             Tel No.: 404-522-4700
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 June 29, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------------

                  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 339428 10 4                                 PAGE 2 of 3 Pages


                              (Page 1 of 3 Pages)
                                SCHEDULE 13D/A

---------- -------------------------------------------------------------------------------------------------------------------------
1
           NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           WENDELL M. STARKE (1)
---------- -------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                (A) |_|
                                                                                                                            (B) |_|

---------- -------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


---------- -------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
---------- -------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              |_|


---------- -------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
------------------------- ------- --------------------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF
         SHARES                   4,800,000 (1)
      BENEFICIALLY
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                          ------- --------------------------------------------------------------------------------------------------
                          8       SHARED VOTING POWER

                                  0
                          ------- --------------------------------------------------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  4,800,000 (1)
                          ------- --------------------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

---------- -------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           4,800,000 (1)
---------- -------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                |_|

---------- -------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



           17.3%

CUSIP NO. 339428 10 4                                         PAGE 3 OF 3 PAGES


---------- ------------------------------------------------------------------------------------------------------------------------
14
           TYPE OF REPORTING PERSON*

            IN
---------- ------------------------------------------------------------------------------------------------------------------------

          (1) Shares held by Wendell M. Starke Trust under Declaration of Trust dated October 2, 1991 (the "Trust"). The reporting person is the Trustee and Beneficiary of the Trust.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D relates to the shares of common stock, par value $0.04 per share ("Common Stock"), issued by flightserv.com (the "Company"), the principal executive offices of which are located at 3343 Peachtree Road, N.E., Suite 530, Atlanta, Georgia 30326. Items 1,3 and 5 of the
Schedule 13D filed by Wendell M. Starke (the "Reporting Person") on January 29, 1999 are amended and restated as set forth below.


Item 1.           Security and Issuer

                  The title of the class of equity securities to which this Schedule relates is common stock, par value $0.04 per share ("Common Stock"), issued by flightserv.com (f/k/a Proactive Technologies, Inc. (the "Company")), the principal executive offices of which are located at 3343 Peachtree Road, N.E. Suite 530, Atlanta, Georgia 30326.

Item 3.           Source and Amount of Funds or Other Consideration

                  On January 29, 1999, the Trust acquired 2,500,000 shares of Common Stock for $1,000,000 in cash from personal funds. On June 29, 1999, the Trust acquired 2,300,000 shares of Common Stock for $1,725,000 in cash from personal funds (the "Shares").

Item 5.           Interest in Securities of the Issuer

(a) - (b)         See Items 7-13 of the cover page. The percentage of
                  outstanding shares of the Common Stock set out in the cover page has been computed based on a total of 23,188,245 shares of Common Stock indicated as outstanding in the Company's
                  Proxy Statement dated March 29, 1999 relating to the Annual
                  Meeting of Stockholders held on April 21, 1999, as adjusted to reflect issuance of 4,600,000 shares of Common Stock issued on or about June 29, 1999.

                                   SIGNATURE

         After reasonable inquiry the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


/s/ Wendell M. Starke                                    July 2, 1999
---------------------                                   ----------------

Wendell M. Starke                                       Date